[ROGERS & HARDIN LLP LETTERHEAD]

WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM
October 14, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	Verso Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
Form 8-K dated April 25, 2005 and July 25, 2005
File No. 0-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), we hereby inform the Staff that, pursuant to a conversation between the undersigned and Tom Ferraro, Senior Staff Accountant, the Company intends to respond on October 21, 2005 to the comments of the Staff contained in the letter dated September 22, 2005 from Kathleen Collins, Accounting Branch Chief, to Steven Odom, Chief Executive Officer of the Company. The Company requested additional time to respond to such comments in order to allow sufficient time for the Company to contact and confer with both its former and current independent auditors in connection with preparing the Company’s response to such comments.
     Please contact the undersigned at the number set forth above if you have any questions or comments concerning this letter.
Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion

cc:	Mr. Tom Ferrero
Ms. Mean Akst